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                                                                Exhibit 99(a)(8)



               NetSpeak and Motorola Announce Expanded Strategic
                                 Relationship
   Motorola Increases Equity Investment and Licenses NetSpeak IP Multimedia
                           Communications Technology
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Schaumburg, Illinois and Boca Raton, Florida March 19, 1998 - Motorola, Inc.
(NYSE: MOT) and NetSpeak Corporation (NASDAQ: NSPK) announced today an expanded long-term strategic relationship that will combine NetSpeak's leading IP Telephony technology with Motorola's leading wireless technology to enable IP (Internet Protocol) multimedia communications on wireless networks. The two companies have extended their existing relationship to include joint development and licensing of technology as well as a $30 million multi-year minimum purchase commitment by Motorola for NetSpeak Products.

As part of this expanded relationship, Motorola will seek to increase its equity investment in NetSpeak by means of a cash tender offer for 3.0 million shares of NetSpeak common stock, representing approximately 27.7% of NetSpeak's outstanding shares not owned by Motorola at a purchase price of $30.00 per share. The offer will be made pursuant to a tender agreement and certain other related agreements and definitive offering documents to be filed with the Securities and Exchange Commission. The offer is conditional upon the tender of a minimum number of shares and receipt of regulatory approvals as well as certain other conditions to be set forth in the offering documents.

Under a joint development and licensing agreement, NetSpeak has granted Motorola an exclusive license to develop RF (Radio Frequency) products using NetSpeak's technology. Motorola will be able to include NetSpeak's technology in all wireless infrastructure (such as cellular base stations and satellite networks) and subscriber devices (such as cellular phones, pagers, satellite phones, and two way radios) to support real-time multimedia communications (e.g. voice, fax, audio, video, data) over a variety of wireless networks. Additionally, NetSpeak has granted Motorola a non-exclusive license for the manufacture and sale of NetSpeak products.

"Voice delivered over IP networks has seen dramatic growth in the communications industry," stated Jack Scanlon, President of Motorola's Cellular Networks and Space Sector. "This agreement is a significant step in accelerating Motorola to the forefront of real-time IP multimedia communications for wireless networks".

Motorola is the first licensee of the NetSpeak Communications Protocol Module
(NCPM). Motorola will be able to integrate the NCPM into RF products and services to support interoperability with NetSpeak applications. The NetSpeak Communications Protocol Module defines a new high-level protocol which uses industry standards to provide value-added real-time, multimedia services over IP networks.

"This relationship is a critical milestone in our efforts to deploy NetSpeak technology in every segment of the emerging VoIP market," stated Stephen R. Cohen, NetSpeak's Chairman and CEO. "Through this agreement with a world leader in wireless communication, NetSpeak's technology is poised to become a pervasive component of personal communication."

About NetSpeak Corporation
NetSpeak Corporation (NASDAQ: NSPK), based in Boca Raton, Fla., develops, markets,


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licenses and supports a suite of intelligent software modules which provide business solutions for concurrent, real-time interactive voice, video and data communications over packetized data networks such as the Internet and Local Area Networks (LANs) and Wide Area Networks (WANs). NetSpeak's products allow organizations to build new voice and video-enabled communications networks, or to add these communications capabilities to their existing enterprise. For additional information visit NetSpeak's World Wide Web site at http://www.netspeak.com.

About Motorola
Motorola is one of the world's leading providers of wireless communications, semiconductors, and advanced electronic systems, components, and services. Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communication devices, computers and millions of other products. Motorola's 1997 sales were $29.8 billion. For more information visit our web site at http://www.mot.com

FOR MORE INFORMATION, CONTACT:
Scott Wyman
Motorola Corporation
847-632-4691
QA465@email.mot.com

John Staten
NetSpeak Corporation
561-998-8700
john@netspeak.com